UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Del Taco Restaurants, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

245496104

(CUSIP Number)

April 30, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[_]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.

245496104

1Names of Reporting Persons Russell Investments Group, Ltd.

IRS Identification No. of Above Persons (Entities Only) 98-1320542

2Check the appropriate box if a member of a Group (see instructions)

(a)[ ]

(b)[ ]

3Sec Use Only

4Citizenship or Place of Organization Seattle, WA USA

Number of	5	Sole Voting Power
Shares		1,809,842
Beneficially
	6	Shared Voting Power
Owned by Each
Reporting
Person	7	Sole Dispositive Power
With:

	8	Shared Dispositive Power
		1,809,842

9Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,842

10Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]

11Percent of class represented by amount in row (9) 4.85%

12Type of Reporting Person (See Instructions)

HC

Item 1.

(a)Name of Issuer: Del Taco Restaurants, Inc.

(b)Address of Issuer's Principal Executive Offices:

25521 Commercentre Drive Lake Forest, CA 92630

Item 2.

(a)Name of Person Filing: Russell Investments Group, Ltd.

(b)Address of Principal Business Office or, if None, Residence: 1301 Second Ave, Suite 1800

Seattle, WA 98101

(c)Citizenship: Seattle, WA USA

(d)Title and Class of Securities: Common Stock

(e)CUSIP No.: 245496104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)Amount Beneficially Owned: 1,809,842

(b)Percent of Class: 4.85%

(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote:

(ii)

(iii)

(iv)

Item 5.

1,809,842

Shared power to vote or to direct the vote:

0

Sole power to dispose or to direct the disposition of:

0

Shared power to dispose or to direct the disposition of:

1,809,842

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Certain indirect clients that are advised by Russell Investments Group have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of such securities.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Item 8. Identification and classification of members of the group.

Item 9. Notice of Dissolution of Group

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2021

By: /s/ Mark E. Swanson

Name: Mark E. Swanson

Title: Global Head of Fund Services